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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)
            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3)(1)

                    Central European Media Enterprises Ltd.
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  G20045 10 3
                                (CUSIP Number)

                               Ronald S. Lauder
                         767 Fifth Avenue, Suite 4200
                           New York, New York 10153
                                (212) 572-4090
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 22, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)
-----------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP NO.    G20045 10 3              13D                   Page 2 of 7 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             Ronald S. Lauder

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |_|

3          SEC USE ONLY

4          SOURCE OF FUNDS*
           PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

    NUMBER OF      7      SOLE VOTING POWER
     SHARES               6,183,700 Shares
  BENEFICIALLY
    OWNED BY       8      SHARED VOTING POWER
      EACH                646,895 Shares
    REPORTING
     PERSON        9      SOLE DISPOSITIVE POWER
      WITH                6,183,700 Shares

                   10     SHARED DISPOSITIVE POWER
                          646,895 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,830,595 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           27.4%

14       TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                             Page 3 of 7 Pages

Item 1.       Security and Issuer.

                  This statement relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Central European Media Enterprises Ltd. (the "Issuer"), a Bermuda company. The Issuer's registered offices are located at Clarendon House, Church Street, Hamilton, HM CX Bermuda. Certain of the Central European Media Enterprises Ltd. group of companies also maintain offices at 18 D'Arblay Street, London WIV 3FP, England.

Item 2.       Identity and Background.

                  (a) This statement is filed on behalf of Ronald S. Lauder (the "Reporting Person").

                  (b) The address of the Reporting Person is c/o RSL Investments Corporation, 767 Fifth Avenue, Suite 4200, New York, New York 10153.

                  (c) The Reporting Person's principal business occupations are nonexecutive Chairman of the Board of the Issuer and Chairman of RSL Communications, Ltd., an international telecommunications company, since 1994. The Reporting Person has served as Chairman of Estee Lauder International and Chairman of Clinique Laboratories, Inc., divisions of The Estee Lauder Companies Inc. since 1987. The address of all of such companies is 767 Fifth Avenue, New York, N.Y. 10153.

                  (d)(e) The Reporting Person has not during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f)    The Reporting Person is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

                  On December 22, 1998, RSL Capital LLC ("RSL Capital"), a company wholly-owned by the Reporting Person, made an equity investment of $22.725 million in the Issuer in exchange for 1,515,000 shares of the Issuer's Class B common stock, par value $.01 per share (the "Class B Common Stock"), which is a price equal to $15.00 per share, pursuant to the terms of a Stock Purchase Agreement, dated as of December 3, 1998, between the Issuer and RSL Capital (the "Stock Purchase Agreement"). Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Pursuant to the terms of the Stock Purchase Agreement, the Issuer is required to issue additional shares of the Class B Common Stock to RSL Capital under certain circumstances. See Item 4.

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                                                             Page 4 of 7 Pages

Item 4.       Purpose of Transaction.

                  While the Reporting Person may acquire additional shares of the common stock of the Issuer, or dispose of some of his holdings, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D except as described in the next sentence. Pursuant to the Stock Purchase Agreement, if the last reported daily trading price of the Class A Common Stock on the NASDAQ Stock Market does not equal or exceed $15.00 for at least 20 consecutive trading days during the period that commenced on November 13, 1998 and ending November 12, 1999 (the "Measurement Period"), the Issuer will issue additional shares of Class B Common Stock to RSL Capital for no additional consideration so that the average per share price for the shares of Class B Common Stock acquired by RSL Capital pursuant to the Stock Purchase Agreement will equal the average last reported daily trading price of the Class A Common Stock during the Measurement Period, provided, that, in no event shall the average price per share for the shares of Class B Common Stock acquired by RSL Capital be less than $10.00 per share. The purpose of the Reporting Person's acquisitions is long term investment. However the Reporting Person beneficially owns securities of the Issuer representing a majority of the voting power of the Issuer. Consequently, the Reporting Person has the ability to control the election of the Board of Directors of the Issuer and thus the direction and future operations of the Issuer without the supporting vote of any other shareholder of the Issuer, including decisions regarding acquisitions and other business opportunities (except with respect to a "going private" transaction between the Issuer and the Reporting Person), the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities and to implement most of the other transactions described in subparagraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

                  (a) As of January 11, 1999, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 6,830,595, approximately 27.4% of the total amount outstanding. Percentage ownership is calculated pursuant to Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable,
(ii) 5,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 50,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 6,455,595 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL Capital, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person, and (d) 646,895 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common

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                                                             Page 5 of 7 Pages

stock outstanding is beneficially owned by the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

                  (b) As of January 11, 1999, the Reporting Person had sole voting and dispositive power with respect to 6,183,700 shares of Class A Common Stock. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable, (ii) 5,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 50,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 5,808,700 shares of Class B Common Stock convertible at the option of the Reporting Person into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 1,515,000 shares of Class B Common Stock held by RSL Capital, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, and (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

                  The Reporting Person shares voting and dispositive power with respect to 646,895 shares of the Class A Common Stock beneficially owned and into which the 646,895 shares of the Class B Common Stock held by EL/RSLG Media, Inc. are convertible. The 1995 Estee Lauder RSL Trust, of which the Reporting Person is a co-trustee and beneficiary, owns one-half of the common stock outstanding of EL/RSLG Media, Inc. The Reporting Person disclaims beneficial ownership to the extent he does not have a pecuniary interest in such shares. The Reporting Person shares voting and dispositive power with respect to the 646,895 shares with Leonard A. Lauder, a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which owns the other one-half of the common stock outstanding of EL/RSLG Media, Inc. The address of Leonard
A. Lauder is c/o The Estee Lauder Companies, Inc., 767 Fifth Avenue, New York, New York 10153. For information regarding Leonard A. Lauder as required by
Item 2, please see the Schedule 13D filed by Leonard A. Lauder on January 25, 1996 with respect to ownership of certain shares of the Issuer.

                  (c) No transactions in shares of Class A Common Stock were effected during the past 60 days by the persons named in response to paragraph
(a) of this Item 5 except that RSL Capital received 1,515,000 shares of Class B Common Stock on December 22, 1998 pursuant to the terms of the Stock Purchase Agreement and for the consideration discussed in Item 3 of this
Schedule 13D.

                  (d) Leonard A. Lauder shares with the Reporting Person the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 646,895 shares of Class B Common Stock in which the Reporting Person shares voting and dispositive power. Each share of the Class B Common Stock is convertible at the option of the holder into one share of the Class A Common Stock.

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                                                             Page 6 of 7 Pages

                  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 or between such person and any other person with respect to any securities of the Issuer except that RSL Capital may under certain circumstances receive additional shares of Class B Common Stock from the Issuer pursuant to the terms of the Stock Purchase Agreement, as discussed in the response to Item 4 of this
Schedule 13D.

Item 7.       Material to be filed as Exhibits

              Exhibit 1. Stock Purchase Agreement between Central European Media Enterprises Ltd. and RSL Capital LLC, dated as of December 3, 1998.

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                                                             Page 7 of 7 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      January 18, 1999
                                                      ----------------------
                                                           (Date)


                                                     /s/ Ronald S. Lauder
                                                     --------------------------
                                                     Ronald S. Lauder